FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of July, 2009
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed third quarter results ended June 2009, furnished by the
Registrant under this Form 6-K, is incorporated by reference into (i) the Registration
Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited
Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed
December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004
Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share
Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the
Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the globaleconomic downturn, the risk that the European Acquisition will not be integrated successfully or suchintegration may be more difficult, time-consuming or costly than expected, expected revenue synergiesand cost savings from the acquisition may not be fully realized or realized within the expected time frame,revenues following the acquisition may be lower than expected, any anticipated benefits from theconsolidation of the European paper business may not be achieved, the highly cyclical nature of the pulpand paper industry (and the factors that contribute to such cyclicality, such as levels of demand, productioncapacity, production, input costs including raw material, energy and employee costs, and pricing), adversechanges in the markets for the group?s products, consequences of substantial leverage,  including as aresult of adverse changes in credit markets that affect our ability to raise capital when needed, changingregulatory requirements, possible early termination of alternative fuel tax credits, unanticipated productiondisruptions (including as a result of planned or unexpected power outages), economic and politicalconditions in international markets, the impact of investments, acquisitions and dispositions (includingrelated financing), any delays, unexpected costs or other problems experienced with integratingacquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this
Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the proposed acquisition of M-real's coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies that we expect to achieve following the completion of the proposed acquisition is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the proposed acquisition. However, the assumptions about these expected synergies are in herently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not aprofit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2009 or beyond.

quarter results for
the period ended
June 2009
3rd
Form S-8 version

* for the period ended June 2009
** as at June 2009
Coated fine paper 67%
Uncoated fine paper 7%
Coated specialities 7%
Commodity paper 7%
Pulp 11%
Other 1%
North America 25%
Europe 53%
Southern Africa 22%
Sales by product group *
Sales by source *
North America 25%
Europe 48%
Southern Africa 13%
Asia and Other 14%
Fine paper 67%
Forest products 33%
Sales by destination *
Net operating assets **
sappi

// third quarter results

■
Good progress on debt refinancing
■
Global economy remains weak
■
Production curtailed in all regions to match supply to
demand
■
Stronger Rand impacts SA margins unfavourably
■
Basic loss per share 12 US cents
■
Acquisition synergies on track
Financial summary
Quarter ended
Nine months ended
June 2009
Mar 2009   June 2008
June 2009
June 2008
Key figures: (US$ million)
Sales
1,316
1,313        1,494              3,816
4,344
Operating (loss) profit
(7)
6          (23)
56
289
EBITDA *
99
105             71                342
572
Basic (loss) earnings per share
(US cents) **
(12)
(7)
(17)
(16)
37
Key ratios: (%)
Operating (loss) profit to sales
(0.5)
0.5           (1.5)
1.5
6.7
* Refer to note 1, Supplemental Information for the reconciliation of EBITDA to (loss) profit for the period.
** Comparative figures have been revised in accordance with IAS 33 to reflect the impact of the rights offer.

Commentary
Strong cash generation was a feature of our results for the quarter and benefited from management’s actions to reduce working capital and limit capital expenditure to essential items. Cash retained from operating activities was US$167 million for the quarter which included cash of US$55 million from unwinding fixed-to-floating interest rate swaps. Cash utilised in investing activities was US$61 million for the quarter.
Global economic conditions remained depressed in the quarter resulting in continued weak conditions in most of our coated paper markets. There are indications that the reduction of inventories in the customer supply chain has run its course, resulting in improved order inflows in many markets towards the end of the quarter.
Conditions in pulp markets, including the chemical cellulose markets, improved significantly in terms of both demand and US Dollar prices, late in the quarter.
Sales volumes for the quarter were slightly up on the prior quarter but 3% down on the equivalent quarter last year despite the additional capacity from our European acquisition earlier in the year.
Average prices realised by the group for the quarter were approximately 9% lower than average prices realised a year ago.
We continued to match our supply to demand and manage our inventory levels by curtailing production during the quarter. Our finished goods inventories declined a further 5% in volume terms compared to
March 2009.
Prices of our inputs continued to reduce and had a favourable effect on variable costs during the quarter, in most regions. Our actions to manage raw material usage had a further favourable effect.
Management of fixed costs remains a focus area in all our businesses. During the quarter we announced that we were entering discussions with labour representatives on the permanent reduction of 90 positions at Kirkniemi Mill and 49 positions at Biberist Mill.
The integration of the coated graphics paper business from M-real continued to progress well. During the quarter M-real ceased production of coated graphic paper at Hallein and Gohrsmühle mills, reducing industry capacity by 640,000 tons or approximately 7%. We have proceeded to transfer the order books from these mills to our own mills which we expect to improve our volumes and margins going forward.
Achievement of the synergies from the acquisition are on track and we expect to achieve approximately
€60 million of synergies in the nine months to September 2009 and to achieve the previously announced level of synergies of €120 million per annum within three years.
During the quarter we initiated alternative fuel tax credit claims in North America and reported a benefit of
US$37 million for the period, which is included in operating profit. We expect to receive the cash proceeds during the fourth financial quarter. Under current US legislation these credits expire on 31 December 2009.
There can be no assurance that they will not expire sooner.

// third quarter results

The operating loss of US$7 million for the quarter compares with a profit of US$6 million in the prior quarter and a loss of US$23 million a year ago. Included in operating loss for the quarter was a US$25 million unfavourable plantation fair value adjustment and a favourable US$37 million alternative fuel tax credit.
Net finance costs for the quarter were US$70 million, up from US$40 million in the prior quarter, largely as a result of an unfavourable non-cash change in the value of financial instruments of US$27 million. This includes an upfront unfavourable non-cash change in the fair value of the previously mentioned interest rate swaps which were unwound in the quarter of US$20 million. This will be more than offset by the positive amortisation of the underlying borrowings over the next three years in the amount of US$46 million.
The effective tax rate for the quarter was 19%. The group did not benefit from the tax relief on reported losses as a result of the losses in certain regions where a deferred tax asset has not been raised.
The basic loss per share for the quarter was 12 US cents compared to a loss of 17 US cents in the equivalent quarter a year ago.
Cash flow
Cash retained from operating activities was US$167 million for the quarter. This includes a positive effect of US$93 million as a result of reducing working capital. Net finance costs in terms of cash flow were negligible in the quarter as a result of the US$55 million benefit of unwinding fixed to floating interest rate swaps which offset the cash finance costs.
For the nine months to June, cash retained from operations was US$200 million while cash utilised in investing activities, which includes the US$588 million acquisition of M-real, was US$726 million.
Refinancing update
Sappi has made good progress with its refinancing, which is aimed to extend the maturity of its debt.
We have raised approximately US$800 million of senior secured notes due in 2014 in two tranches:
€350 million (US$497 million) and US$300 million, with coupons of 11.75% and 12% and yields of
13.125% and 13.375% respectively. The proceeds have been paid into escrow pending the finalisation of the replacement revolving credit facility (RCF) of approximately €200 million and OeKB term loan of
€400 million as well as documentation of security for the respective lenders, all of which we expect to have completed by the end of the September quarter.
We intend to use the net proceeds from this offering to repay debt. We expect to repay a portion of our short term debt and may elect to repay other debt. We also intend to repay all or part of the €220 million vendor loan notes issued to M-real at a discount.
US$60 million was also raised in the South African bond market and will be used to repay short term debt.
The successful completion of our refinancing will take care of our liquidity and significant debt maturities for at least the next three years; however as a result of interest rates available in current financial market conditions, our refinancings will lead to a substantial increase in finance costs.

Operating Review for the Quarter
Sappi Fine Paper
Quarter
Quarter
Quarter
ended
ended
ended
June 2009
June 2008
%
March 2009
US$ million
US$ million
change
US$ million
Sales
1,098
1,224
(10.3)
1,112
Operating profit (loss)
19
36
(47.2)
(43)
Operating profit (loss) to sales (%)
1.7
2.9
–
(3.9)
There was a US$62 million improvement in the operating result of the fine paper business compared to the prior quarter as a result of the favourable turnaround in the European business and improvement in the result of the
North American business. However, the much lower operating rates in Europe and North America resulting from weak global market conditions resulted in a substantial decline in operating profit compared to a year earlier
.

// third quarter results

Europe
Quarter
Quarter
Quarter
ended
ended
%
%
ended
June 2009
June 2008
change
change
March 2009
US$ million
US$ million
(US$)
(Euro)
US$ million
Sales
729
705
3.4
19.3
737
Operating profit (loss)
0
10
–
–
(21)
Operating profit (loss) to sales (%)
0
1.4
–
–
(2.8)
The European business improved to break even from an operating loss in the prior quarter as a result of synergy achievement, lower input prices and fixed cost reductions. Operating rates were approximately 75% as we continued to curtail production to match demand.
Sales volumes were similar to the prior quarter.
Average prices achieved within Europe were stable in the quarter. There were some improvements in export prices. The average prices achieved for the business in Euro terms were slightly lower compared to the prior quarter as a result of an increased proportion of exports and reels in the overall sales mix for the period.
The achievement of synergies progressed well and in the six months we have owned the business we have achieved approximately €38 million of synergies. We expect to achieve approximately €60 million in the nine months to September 2009 and the previously announced level of €120 million per annum within three years. The rate of synergy realisation will accelerate following the cessation of coated graphic paper production at M-real’s
Hallein and Gohrsmühle mills and the transfer of their order books to our mills.

North America
Quarter
Quarter
Quarter
ended
ended
ended
June 2009
June 2008
%
March 2009
US$ million
US$ million
change
US$ million
Sales
291
424
(31.4)
301
Operating profit (loss)
24
25
(4.0)
(24)
Operating profit (loss) to sales (%)
8.2
5.9
–
(8.0)
Sales volumes improved slightly in the quarter compared to the prior quarter but were 23% lower than a year ago.
Average prices realised declined in the quarter compared to the prior quarter and were 11% down compared to a year ago. Prices achieved for pulp started improving during the quarter after sharp declines in the previous two quarters.
Action taken by management to reduce costs including suspending operations at Muskegon Mill, reducing the sales and administrative overheads and reducing unit consumption of raw materials, has helped offset poor market conditions and improve the result of the business to an operating profit in the month of June.
The alternative fuel tax credit of US$37 million for the quarter is included in operating profit.

// third quarter results

Fine Paper South Africa
Quarter
Quarter
Quarter
ended
ended
%
%
ended
June 2009
June 2008
change
change
March 2009
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
78
95
(17.9)
(9.8)
74
Operating (loss) profit
(5)
1
–
–
2
Operating (loss) profit to sales (%)
(6.4)
1.1
–
–
2.7
Demand levels were weak in the quarter and prices were under downward pressure as a result of the strength of the Rand compared to the US Dollar.
The business recorded an operating loss for the quarter despite reducing operating costs.

Forest Products
Quarter
Quarter
Quarter
ended
ended
%
%
ended
June 2009
June 2008
change
change
March 2009
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
218
270
(19.3)
(11.2)
201
Operating (loss) profit
(26)
(60)
–
–
48
Operating (loss) profit to sales (%)
(11.9)
(22.2)
–
–
23.9
The Forest Products business was impacted by weak domestic volumes and downward pressure on local prices in the quarter, which was partly offset by lower costs. Demand for chemical cellulose strengthened in the quarter, allowing us to recommence the ramp up of the Saiccor expanded capacity. Utilisation of the additional capacity remained low in the quarter resulting in unabsorbed fixed costs and depreciation related to the expansion, which will be eliminated as the mill approaches full capacity by the end of September 2009. Prices for chemical cellulose started to recover during the quarter, in line with NBSK pulp which increased from a low of US$577 per ton in
March 2009 to US$644 per ton in July, still US$260 per ton below the peak in 2008.

The sharp strengthening of the Rand relative to the US Dollar had a severe direct impact on export revenue received in Rand and on domestic prices as a result of import competition.

The operating loss for the quarter includes an unfavourable US$25 million plantation fair value adjustment.

// third quarter results

Outlook
Although global economic conditions remain weak we have seen improvement in pulp markets and some of our coated graphic paper export markets. In addition, inventory reduction in the coated graphic paper supply chain has largely run its course and we have started seeing order levels closer to end use demand levels. We also expect demand, particularly for reels, to strengthen during the next quarter which is historically the seasonally strongest quarter, and for our operating rates to improve in Europe and North
America.
The chemical cellulose market improved markedly during our third financial quarter in terms of both demand and pricing. Sappi Saiccor Mill is responding by ramping up its production following the 30%
capacity expansion commissioned last September, and expects to achieve close to full capacity by our financial year end and improve sales volumes during the next quarter as production increases.
Other factors which are expected to improve results are the achievement of further alternative fuel tax credits in North America of approximately US$40 million, subject to continued availability under US law, accelerated synergy achievement in respect of the European acquisition integration, the benefits of fixed and variable cost reduction action and potential for some further input price reduction realisation.
Against this background, we expect to return to operating profitability excluding the plantation fair value adjustment and the alternative fuel tax credit, during the next quarter. Cash generation is expected to be positive for the quarter.
We will continue to focus on cash generation and debt reduction. We expect capital expenditure for the full year to be less than US$200 million and to continue to carefully manage capex at that level in order to prioritise debt reduction.
The successful completion of our refinancing will take care of our liquidity and significant debt maturities for at least the next three years. With our well structured business and decisive management action, we are strongly placed to ride out the current economic downturn and take full advantage of our leading market positions and efficient asset base when conditions improve.
On behalf of the board
R J Boëttger
M R Thompson
Director Director
30 July 2009
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

forward-looking statements
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the risk that the European Acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame, revenues following the acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
We have included in this announcement an estimate of total synergies from the acquisition of M-real’s coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies that we expect to achieve following the completion of the acquisition is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management’s knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for fiscal 2009 or beyond.

// third quarter results

Group income statement
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2009
June 2008
%
June 2009
June 2008
%
Notes
US$ million
US$ million
change
US$ million
US$ million  change
Sales
1,316
1,494        (12)
3,816
4,344        (12)
Cost of sales
1,272
1,428
3,510
3,782
Gross profit
44
66        (33)
306
562        (46)
Selling, general and
administrative expenses
90
95
273
294
Other operating income
(31)
–
(17)
(6)
Share of profit from
associates and joint ventures
(8)
(6)
(6)
(15)
Operating (loss) profit
3
(7)
(23)
–
56
289         (81)
Net finance costs
70
45
131
100
Net interest
44
43
116
106
Finance cost capitalised
–
(1)
–
(16)
Net foreign exchange
(gains) losses
(1)
2
(12)
(3)
Net fair value loss on
financial instruments
27
1
27
13
(Loss) profit before taxation
(77)
(68)
–
(75)
189            –
Taxation
(15)
(5)
(1)
55
Current
3
7
7
11
Deferred
(18)
(12)
(8)
44
(Loss) profit for the period
(62)
(63)
–
(74)
134            –
Basic (loss) earnings per
share (US cents)
1
(12)
(17)
(16)
37
Weighted average number of
shares in issue (millions)
1
515.8
362.2
471.5
362.0
Diluted basic (loss) earnings
per share (US cents)
1
(12)
(17)
(16)
37
Weighted average number
of shares on fully diluted
basis (millions)
1
517.9
366.0
473.7
365.5

Group balance sheet
June 2009
Sept 2008
US$ million
US$ million
ASSETS
Non-current assets
5,004
4,408
Property, plant and equipment
3,927
3,361
Plantations
702
631
Deferred taxation
38
41
Other non-current assets
337
375
Current assets
2,482
1,701
Inventories
831
725
Trade and other receivables
855
702
Cash and cash equivalents
796
274
Total assets
7,486
6,109
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
2,049
1,605
Non-current liabilities
3,050
2,578
Interest-bearing borrowings
2,254
1,832
Deferred taxation
392
399
Other non-current liabilities
404
347
Current liabilities
2,387
1,926
Interest-bearing borrowings
1,293
821
Bank overdraft
19
26
Other current liabilities
1,017
1,025
Taxation payable
58
54
Total equity and liabilities
7,486
6,109
Number of shares in issue at balance sheet date (millions)
515.8
229.2

// third quarter results

Group cash flow statement
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2009
June 2008
June 2009
June 2008
US$ million
US$ million
US$ million
US$ million
(Loss) profit for the period
(62)
(63)
(74)
134
Adjustment for:
Depreciation, fellings and amortisation
125
115
336
344
Taxation
(15)
(5)
(1)
55
Net finance costs
70
45
131
100
Post employment benefits
(13)
(12)
(32)
(65)
Other non-cash items
(28)
76
(89)
(81)
Cash generated from operations
77
156
271
487
Movement in working capital
93
29
25
(134)
Net finance costs
–
(83)
(54)
(150)
Taxation paid
(3)
(40)
(5)
(56)
Dividends paid *
–
–
(37)
(73)
Cash retained from operating activities
167
62
200
74
Cash utilised in investing activities
(61)
(98)
(726)
(351)
Capital expenditure and other
non-current assets
(59)
(98)
(138)
(351)
Acquisition of M-real
(2)
–
(588)
–
106
(36)
(526)
(277)
Cash effects of financing activities
(57)
56
979
161
Net movement in cash and
cash equivalents
49
20
453
(116)
* Dividend no 85: 16 US cents per share paid on 28 November 2008
Group statement of recognised income and expense
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2009
June 2008
June 2009
June 2008
US$ million
US$ million
US$ million
US$ million
Exchange differences on translation of
foreign operations
243
50
(44)
(222)
Sundry other movements in equity
1
(1)
1
1
Net income (expense) recorded directly
in equity
244
49
(43)
(221)
(Loss) profit for the period
(62)
(63)
(74)
134
Total recognised profit (expense) for
the period
182
(14)
(117)
(87)

Notes to the group results
1.
Basis of preparation
The condensed financial statements have been prepared in accordance with International Accounting
Standard 34, Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2008 which are compliant with International Financial Reporting Standards (IFRS)
as issued by the International Accounting Standards Board.
The results are unaudited.
In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday 21 November 2008, at a subscription price of ZAR20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on 15 December 2008. The rights offer raised ZAR5,8 billion which was used to partly finance the acquisition of the coated graphic paper business of M-real and the related costs.
In accordance with IAS 33, prior period basic, headline and diluted earnings per share have been restated to take into account the bonus element of the rights offer. The prior period weighted average number of shares has been adjusted by a factor of 1.58 (the adjustment factor).
2.
Reconciliation of movement in shareholders’ equity
Nine months
Nine months
ended
ended
June 2009
June 2008
US$ million
US$ million
Balance – beginning of period
1,605
1,816
Total recognised expense for the period
(117)
(87)
Dividends paid
(37)
(73)
Rights offer
575
–
Costs directly attributable to the rights offer
(31)
–
Issue of new shares to M-real
45
–
Transfers to participants of the share purchase trust
2
6
Share based payment reserve
7
7
Balance – end of period
2,049
1,669

// third quarter results

3.
Operating (loss) profit
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2009
June 2008
June 2009
June 2008
US$ million
US$ million
US$ million
US$ million
Included in operating (loss) profit are the
following non-cash items:
Depreciation and amortisation
106
94
286
283
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
19
21
50
61
Growth
(20)
(20)
(52)
(55)
(1)
1
(2)
6
Plantation price fair value
adjustment
25
105
(44)
(12)
24
106
(46)
(6)
Included in other operating income
are the following:
Asset impairments
1
1
6
3
Profit on disposal of property,
plant and equipment
–
(1)
(1)
(5)
Restructuring provisions
raised (released)
2
–
10
(3)
Integration costs
3
–
3
–
Fuel tax credit
(37)
–
(37)
–
4.
Capital expenditure
Property, plant and equipment
54
103
147
377
June 2009
Sept 2008
US$ million
US$ million
5.
Capital commitments
Contracted
71
76
Approved but not contracted
157
130
228
206

Notes to the group results
June 2009 Sept 2008
US$ million US$ million
6.
Contingent liabilities
Guarantees and suretyships
45 38
Other contingent liabilities 7 7
52 45
7.
Material balance sheet movements
Acquisition of M-real’s coated graphic paper business
See note 9 for details of how the acquisition is recorded in the balance sheet.
Interest-bearing borrowings and cash and cash equivalents
Included in long term borrowings is the EUR220 million (US$309 million) vendor loan note and the assumed interest-bearing debt both used to partly finance the acquisition of M-real’s coated graphic paper business.
During the nine months ended June 2009, the group also drew down EUR200 million (US$281 million) of its committed facilities and raised a further US$63 million in long-term bank loans. All of this is currently held in cash.
8.
Acquisition
On 31 December 2008, Sappi acquired M-real’s coated graphic paper business for EUR750 million
(US$1.1 billion). The transaction includes M-real’s coated graphic paper business (excluding M-real’s South
African business), including brands and company knowledge, as well as four coated graphic mills.
The acquisition was financed through a combination of equity, assumed debt, the cash proceeds from a rights offering and a vendor loan note.
The acquired business contributed revenues of US$522 million, a net operating profit of US$8 million and a net loss of US$4 million to the group for the period from acquisition to 28 June 2009.
Details of net assets acquired and goodwill are as follows:
EURO US$
Purchase consideration:
Cash consideration
400 563
Shares issued * 32 45
Vendor loan note 220 308
Adjustments to working capital (4) (6)
Gain on forward exchange contract covering purchase consideration (24) (32)
Direct costs relating to the acquisition 23 32
Total purchase consideration 647 910
Provisional fair value of net identifiable assets acquired (see below) 647 910
Provisional goodwill ** – –
The assets and liabilities arising from the acquisition are as follows:
EURO EURO US$ US$
Acquiree’s Provisional Acquiree’s Provisional
carrying fair carrying fair
amount value amount value
Property, plant and equipment 634 531 892 747
Information technology related intangibles 2 2 3 3
Brand names – 18 – 25
Inventories 118 115 166 162
Trade receivables 200 193 281 272
Prepayments and other debit balances 15 18 21 25
Cash and cash equivalents 5 5 7 7
Trade payables (85) (85) (120) (120)
Pension liabilities (37) (40) (52) (56)
Borrowings (46) (42) (65) (59)
Provisions (4) (4) (6) (6)
Other payables and accruals (60) (65) (84) (91)
Net deferred tax (liabilities) assets (11) 1 (15) 1
Net identifiable assets acquired 731 647 1,028 910

// third quarter results

Outflow of cash to acquire business, net of cash acquired:
EURO
US$
Cash consideration
400
563
Direct costs relating to acquisition
23
32
Cash and cash equivalents in subsidiary acquired
(5)
(7)
Net cash outflow on acquisition
418
588
The provisional values determined as at March 2009 have been adjusted as follows to arrive at the provisional values as at June 2009
EURO
US$
Provisional fair values **
March 2009
June 2009
March 2009
June 2009
Property, plant and equipment
494
531
695
747
Information technology related intangibles
2
2
3
3
Brand names
18
18
25
25
Inventories
116
115
163
162
Trade receivables
200
193
281
272
Prepayments and other debit balances
21
18
30
25
Cash and cash equivalents
5
5
7
7
Trade payables
(86)
(85)
(121)
(120)
Pension liabilities
(40)
(40)
(56)
(56)
Borrowings
(47)
(42)
(66)
(59)
Provisions
(4)
(4)
(6)
(6)
Other payables and accruals
(64)
(65)
(89)
(91)
Net deferred tax (liabilities) assets
13
1
18
1
Net identifiable assets acquired
628
647
884
910
EURO
US$
Provisional goodwill at March 2009 **
27
38
Increase in fair values of net identifiable assets
(19)
(26)
Change in adjustments to working capital
(10)
(14)
Increase in direct costs relating to acquisition
2
2
Provisional goodwill at June 2009 **
0
0
* 11,159,702 Sappi shares were issued to M-real as partial payment of the acquisition price. The fair value of US$45 million
(EUR32 million) was determined using Sappi’s published market price at the date of exchange.
** The initial accounting for the business combination has been determined provisionally as at the end of the third quarter ended June
2009 because the group is still in the process of finalising the fair values of the identifiable assets and liabilites of the acquired business of M-real. The changes in provisional values from March 2009 to June 2009 are due to the group having access to more information that enabled us to update our initial determination of fair values and the purchase consideration.

Notes to the group results
Quarter Quarter Nine months Nine months
ended ended ended ended
June 2009 June 2008 % June 2009 June 2008%
US$ million
US$ million  change
US$ million
US$ million  change
9.
Regional information
Sales
Fine Paper –
North America 291 424 (31) 955 1,231 (22)
Europe 729 705 3 2,027 2,040 (1)
Southern Africa 78 95 (18) 226 271 (17)
Total
1,098 1,224 (10) 3,208 3,542 (9)
Forest Products – Pulp and paper
operations 204 249 (18) 567 747 (24)
Forestry operations 14 21 (33) 41 55 (25)
Total
1,316 1,494 (12) 3,816 4,344 (12)
Operating profit
Fine Paper –
North America 24 25 (4) (7) 62 –
Europe – 10 (100) (8) 47 –
Southern Africa (5) 1 – (1) 5 –
Total
19 36 (47) (16) 114 –
Forest Products (26) (60) – 71 167 (57)
Corporate and other – 1 (100) 1 8 100
Total
(7) (23) – 56 289 (81)
Net operating assets
Fine Paper –
North America 1,035 1,064 (3) 1,035 1,064 (3)
Europe 2,475 2,098 18 2,475 2,098 18
Southern Africa 205 124 65 205 124 65
Total
3,715 3,286 13 3,715 3,286 13
Forest Products 1,790 1,714 4 1,790 1,714 4
Corporate and other 72 27 167 72 27 167
Total
5,577 5,027 11 5,577 5,027 11

// second quarter results

Supplemental Information
1.
EBITDA
Quarter Quarter Nine months Nine months
ended ended ended ended
June 2009 June 2008 June 2009 June 2008
US$ million US$ million US$ million US$ million
Reconciliation of (loss) profit for
the period to EBITDA
(1)
(Loss) profit for the period (62) (63) (74) 134
Net finance costs 70 45 131 100
Taxation (15) (5) (1) 55
Depreciation and amortisation 106 94 286 283
EBITDA
(1)
99 71 342 572
(1)
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP Financial Measures”, we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the group, together with measures of performance under IFRS to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in  addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used  by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company’s operations in accordance with IFRS.
2. Headline earnings per share *
Quarter Quarter Nine months Nine months
ended ended ended ended
June 2009 June 2008 June 2009 June 2008
US$ million US$ million US$ million US$ million
Headline earnings per share (US cents) ** (12) (17) (15) 37
Weighted average number of shares in
issue (millions) ** 515.8 362.2 471.5 362.0
Diluted headline earnings per
share (US cents) ** (12) (17) (15) 36
Weighted average number of shares on
fully diluted basis (millions) ** 517.9 366.0 473.7 365.5
Calculation of Headline earnings *
(Loss) profit for the period
(62) (63) (74) 134
Asset impairments 1 1 6 3
Profit on disposal of property,
plant and equipment – (1) (1) (5)
Tax effect of above items – 1 – 1
Headline (loss) earnings (61) (62) (69) 133
* Headline earnings disclosure is required by the JSE Limited.
** Prior period headline earnings per share has been restated for the bonus element of the rights offer in accordance with IAS 33.

20
// third quarter results

Supplemental Information
3.
exchange rates
June Mar Dec Sept June
2009 2009 2008 2008 2008
Exchange rates:
Period end rate: US$1 = ZAR
7.8990 9.5849 9.7148 8.0751 7.9145
Average rate for the Quarter: US$1 = ZAR 8.6197 9.8979 9.8584 7.8150 7.8385
Average rate for the YTD: US$1 = ZAR 9.4205 9.9015 9.8584 7.4294 7.3236
Period end rate: EUR 1 = US$ 1.4054 1.3301 1.4064 1.4615 1.5795
Average rate for the Quarter: EUR 1 = US$ 1.3651 1.3300 1.3471 1.5228 1.5747
Average rate for the YTD: EUR 1 = US$ 1.3432 1.3288 1.3471 1.5064 1.5071
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

// second quarter results
21 21
US$
0
2
4
6
8
10
12
14
Jul 03
Oct 04
Jan 05
Apr 05
Jul 05
Oct 05
Jan 06
Apr 06
Jul 06
Jan 07
Apr 07
Oct 06
Oct 03
Jan 04
Apr 04
Jul 07
Oct 07
Jan 08
Apr 08
Jul 08
Oct 08
Jan 09
Apr 09
Jul 09
Jul 04
ZAR
0
10
20
30
40
50
60
70
80
90
Jul 03
Oct 04
Jan 05
Apr 05
Jul 05
Oct 05
Jan 06
Apr 06
Jul 06
Jan 07
Apr 07
Oct 06
Oct 03
Jan 04
Apr 04
Jul 07
Oct 07
Jan 08
Apr 08
Jul 08
Oct 08
Jan 09
Apr 09
Jul 09
Jul 04
Sappi ordinary shares* (JSE: SAP)
US Dollar share price conversion*
* Historic share prices revised to reflect rights offer

Other interested parties can obtain printed copies of this report from:
South Africa:
United States:
Channel Islands:
Computershare Investor
ADR Depositary:
Capita Registrars
Services (Proprietary) Limited
The Bank of New York Mellon
(Jersey) Limited
70 Marshall Street
Investor Relations
12 Castle Street
Johannesburg 2001
PO Box 11258
St Helier
PO Box 61051
Church Street Station
Jersey
Marshalltown 2107
New York, NY 10286-1258
JE2 3RT
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 3399
Designed by
Printed by
INCE
this report is available on the Sappi website
www.sappi.com

// second quarter results

sappi
Printed on Magno Matt Classic 250g/m
2
and 150g/m
2
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 31, 2009
SAPPI LIMITED,
Name: M. R. Thompson
Title: Chief Financial Officer
M. R. Thompson
By: /s/